

Mail Stop 4546

May 15, 2017

Anant Bhalla
Chief Financial Officer
Brighthouse Financial, Inc.
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

      Re: Brighthouse Financial, Inc.
              Amendment No. 2 to Form 10-12B
              Filed April 18, 2017
              File No. 001-37905

Dear Mr. Bhalla:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 – Information Statement
Unaudited Pro Forma Condensed Combined Financial Statements, page 186

1.   Upon separation, we note that as part of the unwinding of MetLife Reinsurance Company of South Carolina ("MRSC") $2.8 billion collateral funding arrangement obligation, trust assets in excess of MSRC's obligation will support the early termination payment due to an unaffiliated financial institution. Please expand your disclosure to quantify and explain your accounting for this early termination fee and any related future impacts, if material.

2.   Please tell us what consideration was given to reflecting any incremental costs associated with your Master Separation Agreement as well as other agreements with MetLife in

your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. We note discussion of a post-separation license for the use of the "MetLife" name discussed on page 287.

Non-GAAP and Other Financial Disclosures, page 192

3.   You disclose that you provide reconciliations of your non-GAAP measures to the most directly comparable GAAP measures in the Results of Operations and Business sections of your filing. We are unable to locate reconciliations for Operating ROE and Operating EPS. Please tell us why these reconciliations were not provided.

4.   You disclose that operating revenues and operating expenses exclude certain amounts related to securitization entities that are VIEs consolidated under GAAP. Please tell us the reason(s) for excluding these amounts and quantify the amounts excluded from operating revenues and operating expenses for each period presented. Tell us the specific line items that reflect the exclusion of such amounts on your reconciliations to the most directly comparable GAAP measures.

MetLife U.S. Retail Separation Business
Notes to Combined Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Employee Benefit Plans, page F-32

5.   Your combined statements of operations include expenses for employee benefit plans sponsored by Metropolitan Life Insurance Company. Please tell us if there is a corresponding payable to MLIC recorded related to these expense amounts, if you have an obligation to repay any of the benefits your employees received under these plans, and how any payables will be settled in the separation.

Stock-Based Compensation, page F-32

6.   We note your stock-compensation expense included in your combined statements of operations as determined by MetLife, Inc.'s accounting policy. Please expand your disclosure to discuss the impact of the separation on incentive compensation plans that your employees previously participated in.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Sharon M. Blume *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin Nixon
        Willkie Farr & Gallagher LLP